Writer’s Direct Dial: (202) 974-1572

E-Mail: mmazzuchi@cgsh.com

May 26, 2006

BY EDGAR AND HAND DELIVERY

Ms. Rolaine S. Bancroft

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MS Structured Asset Corp. Post-Effective Amendment No. 6 to Registration Statement on Form S-3 Filed May 16, 2006 File No. 333-101155

Dear Ms. Bancroft:

Set forth below are the responses of MS Structured Asset Corp. (“MSSAC”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) on the Post Effective Amendment No. 6 to its registration statement on Form S-3 (the “Registration Statement”) that MSSAC filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2006. These comments were contained in the Staff’s comment letter to MSSAC dated May 24, 2006 (the “Comment Letter”). The text of the numbered comments in the Comment Letter is set forth in this letter in italics, and MSSAC’s response to each comment immediately follows the italicized numbered comment. Page number references and capitalized terms used but not defined in this letter have the meanings specified in Post-Effective Amendment No. 7 to the Registration Statement enclosed with this letter.

Ms. Rolaine S. Bancroft

May 26, 2006

Post-Effective Amendment No. 7 to the Registration Statement is also being transmitted for electronic filing with the Commission pursuant to Rule 101(a) of Regulation S-T under the Securities Act of 1933, as amended.

Registration Statement on Form S-3

General

1.

While we note your response to prior comment 2 of our letter dated May 10, 2006, we reissue in part. Your response suggests that you have filed an unqualified opinion with this registration statement, however, please note that unqualified tax opinions must be filed at the time of each takedown. Please confirm that you will file an unqualified tax opinion at the time of each takedown. Please also confirm that you will file an unqualified legal opinion at the time of each takedown and not as soon as practicable after closing. Refer to footnote 133 of Regulation AB adopting release.

MSSAC confirms that it will file an unqualified tax opinion (which will adopt the tax disclosure in the Base Prospectus and the Prospectus Supplement as the tax opinion) and an unqualified legal opinion, on or prior to the closing date for each transaction.

Base Prospectus

Retained Interest, page 17

2.

We note your response to prior comments 15 and 16. We note that the disclosure on page 17 of the base prospectus continues to indicate that “[payments in respect of a retained interest will be deducted from any payments received on the trust property and, in general, will not become part of the related Trust.” If these interests will be limited to the right to receive amounts accrued on the underlying securities for the period prior to closing, clarify as much in your disclosure. If these interests will not be limited to rights in the assets prior to closing, explain how such an interest in the payments on the underlying securities after closing is consistent with the requirement that the asset pool is made up of a “discreet pool” of assets. Also, to the extent that the right to the entire payment on the underlying assets may be divided into the “retained interest” and the right to the remaining payment prior to deposit of those assets into the pool, discuss how resale of securities backed by these newly created rights to partial payments on the assets is consistent with Rule 190.

MSSAC confirms that the only retained interests will be rights to accrued interest in relation to the underlying securities. Please see the

Ms. Rolaine S. Bancroft

May 26, 2006

revised disclosure on page 17 of the Base Prospectus and on page S-16 of the form of Prospectus Supplement.

Description of Trust Property, page 30

Underlying securities, page 31

3.

We note your response to our prior comment 18. Please add to your disclosure what you have told us on a supplemental basis. Namely, that if MS & Co. or any of its affiliates acted as an underwriter or an affiliate of an underwriter in a registered offering of the underlying securities, the underlying securities will have been purchased at arm’s length in the secondary market at least three months after the last sale of any unsold allotment or subscription by the affiliated underwriter that participated in the registered offering of the underlying securities.

In response to the Staff’s comment, MSSAC has revised the disclosure on page 32 of the Base Prospectus.

*       *    *

In addition to the changes noted above, MSSAC has made a few revisions to the Registration Statement previously reviewed by the Staff.

We are enclosing three courtesy copies of Post-Effective Amendment No. 7 to the Registration Statement, each of which have been marked to show changes to the Registration Statement filed with the Staff on May 16, 2006.

On behalf of MSSAC and its advisors, we once again thank you and the Staff for your assistance to date and look forward to your continued assistance. If the Staff has any questions or additional comments on the Registration Statement, please do not hesitate to contact the undersigned at 202-974-1572, fax number 202-974-1999.

Very truly yours,

/s/ Michael A. Mazzuchi

Michael A. Mazzuchi

Enclosures

cc:	Ms. Susan Block

Securities and Exchange Commission

Mr. John Kehoe

Ms. Melissa Dawson

Morgan Stanley